SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CSR plc

(Name of Subject Company (Issuer))

CSR plc

(Name of Filing Person (Offeror))

Ordinary Shares, nominal value £0.001	Not Applicable

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of CSR plc	12640Y 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Adam R. Dolinko

General Counsel

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Telephone: +44 (0) 1223 692 000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David J. Segre Steven V. Bernard Bradley L. Finkelstein Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Telephone: (650) 493-9300	William Underhill Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom Telephone: +44 (0) 20 7600 1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$285,000,000*	$38,874*

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the tender offer for not more than $285,000,000 in aggregate for a maximum of 52.7 million ordinary shares, par value £0.001 per share (“Ordinary Shares”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$38,874	Filing Party:	CSR plc
Form of Registration No.:	Schedule TO	Date Filed:	October 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by CSR plc (the “Company”) with the Securities and Exchange Commission on October 29, 2012 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the return of cash to the holders of Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) up to a maximum value of £176.69 million (which equates to US$285 million translated at the rate of US$1.6130:£1, which was the exchange rate obtained by the Company under its hedging arrangements that were put in place on October 4, 2012), which is being implemented by way of a tender offer for the Ordinary Shares to be made by J.P. Morgan Securities plc acting as principal on the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders, dated October 29, 2012 (the “Circular”), the related Tender Form with respect to the Ordinary Shares (the “Tender Form”) and the related Letter of Transmittal with respect to the ADSs (the “Letter of Transmittal”) (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

Item 1. Summary Term Sheet.

The information set forth in Part II (“Letter from the Chairman of CSR plc”) of the Circular is incorporated herein by reference. The title of Part II of the Circular is hereby amended and restated in its entirety to read as follows: “Letter from the Chairman of CSR plc/Summary Term Sheet”.

Part II of the Circular is hereby amended by adding the following sentence after the second paragraph of the disclosure under the caption “Number of Ordinary Shares to be Purchased” on page 10 of the Circular:

“Upon the purchase of Ordinary Shares by the Company pursuant to the Option Agreement and the subsequent cancellation of such Ordinary Shares, between 52.7 million Ordinary Shares (if the Strike Price is 335 pence per Ordinary Share) and 47.1 million Ordinary Shares (if the Strike Price is 375 pence per Ordinary Share), would be tendered, purchased and cancelled.”

Item 4. Terms of the Transaction.

Section 2.1 of Part IV of the Circular is hereby amended by adding the following sentence to the last paragraph of Section 2.1:

“Any decision by the Company or the Counterparty Bank, as applicable, shall be made in the reasonable opinion of such person.”

Section 6.3 of Part IV of the Circular is hereby amended and restated in its entirety as follows:

“Accordingly, copies of this Circular, the Tender Forms and any related documents are not being and must not be mailed or otherwise distributed or sent in or into Australia, Canada or Japan, including to Shareholders with registered addresses in Australia, Canada or Japan or to persons who are custodians, nominees or trustees holding Ordinary Shares for persons in Australia, Canada or Japan.”

Section 6.4 of Part IV of the Circular is hereby amended and restated in its entirety as follows:

“Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in or into Australia, Canada or Japan.”

Part VII of the Circular is hereby amended by adding the following sentence to the penultimate paragraph on page 53 of the Circular:

“Any decision by the Company or the Counterparty Bank, as applicable, shall be made in the reasonable opinion of such person.”

The Company intends to issue a press release at or about 7 a.m. (UK time) on November 14, 2012, announcing the filing of Amendment No. 1 to the Schedule TO. A copy of the press release is filed as Exhibit (a)(1)(ix) to the Schedule TO.

Item 12. Exhibits.

Exhibit No.	Document

(a)(1)(i)*	Circular to Shareholders and ADS Holders, dated October 29, 2012

(a)(1)(ii)*	Tender Form

(a)(1)(iii)*	Letter of Transmittal

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(vi)*	Press Release, dated October 29, 2012

(a)(1)(vii)*	Summary Advertisement, dated October 29, 2012

(a)(1)(viii)†	Tender Agency Agreement, by and among J.P. Morgan Securities plc, CSR plc and JPMorgan Chase Bank, N.A., dated October 26, 2012

(a)(1)(ix)†	Press Release, dated November 14, 2012

(d)(i)*	Tender Offer and Option Agreement, between CSR plc and J.P. Morgan Securities plc, dated October 29, 2012

(d)(ii)*	Escrow Agreement, between CSR plc, J.P. Morgan Securities plc and Citibank, N.A., London Branch, dated October 29, 2012

(d)(iii)*	Share Subscription Agreement, by and between CSR plc and Samsung Electronics Co., Ltd., dated July 17, 2012

(d)(iv)*	Deposit Agreement, dated as of August 4, 2011 among CSR plc, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit 4.2 to the Amendment No. 2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on July 29, 2011)

(d)(v)	CSR Global Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(vi)	CSR Share Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(vii)	CSR Share Option Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

Exhibit No.	Document

(d)(viii)	CSR Save As You Earn Option Scheme (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(ix)	CSR Employee Share Purchase Plan Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-162255), filed with the Commission on October 1, 2009)

(d)(x)	Amended and Restated CSR plc Employee Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

(d)(xi)	CSR plc 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

(d)(xii)*	CSR plc Global Share Purchase Plan

*	Previously filed with Schedule TO on October 29, 2012.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSR plc

/s/ Brett N. Gladden
Name:	Brett N. Gladden
Title:	Corporate Secretary

Date: November 13, 2012

Index to Exhibits

Exhibit No.	Document

(a)(1)(i)	Circular to Shareholders and ADS Holders, dated October 29, 2012

(a)(1)(ii)	Tender Form

(a)(1)(iii)	Letter of Transmittal

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(vi)	Press Release, dated October 29, 2012

(a)(1)(vii)	Summary Advertisement, dated October 29, 2012

(a)(1)(viii)	Tender Agency Agreement, by and among J.P. Morgan Securities plc, CSR plc and JPMorgan Chase Bank, N.A., dated October 26, 2012

(a)(1)(ix)	Press release, dated November 14, 2012

(d)(i)	Tender Offer and Option Agreement, between CSR plc and J.P. Morgan Securities plc, dated October 29, 2012

(d)(ii)	Escrow Agreement, between CSR plc, J.P. Morgan Securities plc and Citibank, N.A., London Branch, dated October 29, 2012

(d)(iii)	Share Subscription Agreement, by and between CSR plc and Samsung Electronics Co., Ltd., dated July 17, 2012

(d)(iv)	Deposit Agreement, dated as of August 4, 2011 among CSR plc, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit 4.2 to the Amendment No. 2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on July 29, 2011)

(d)(v)	CSR Global Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(vi)	CSR Share Award Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(vii)	CSR Share Option Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(viii)	CSR Save As You Earn Option Scheme (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on (Registration No. 333-173590), filed with the Commission on May 29, 2009)

(d)(ix)	CSR Employee Share Purchase Plan Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-162255), filed with the Commission on October 1, 2009)

(d)(x)	Amended and Restated CSR plc Employee Share Purchase Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

(d)(xi)	CSR plc 2011 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (Registration No. 333-183089), filed with the Commission on August 6, 2012)

(d)(xii)	CSR plc Global Share Purchase Plan